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Pan American Silver Announces 2023 Production and Cost Guidance
Conference Call and Webcast April 27 at 11:00 am ET
Vancouver, B.C. - April 27, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") today provided its guidance for production, costs and certain expenditures in 2023. Pan American completed its previously announced transaction with Yamana Gold Inc. ("Yamana") on March 31, 2023, resulting in the addition of four producing mines (the "Acquired Operations"), plus several exploration and development projects in Chile, Brazil and Argentina. The guidance reflects the contribution from the Acquired Operations for the nine-month period from March 31 to December 31, 2023. Guidance for the original Pan American operations reflect the full 12-month period of 2023.
"The 2023 guidance is in line with our expectation for a material increase in silver and gold production together with lower consolidated operating costs following the acquisition of Yamana, indicative of the accretive nature of the transaction," said Michael Steinmann, President and Chief Executive Officer of Pan American. "The integration is progressing well and after only one month of ownership of the Acquired Operations, we are on track to realize the $40 to $60 million in annual synergies we had identified. Our teams are now focused on delivering the production and cost targets through the safe, efficient and environmentally sound operation of our mines."
Pan American reports mines under either a Silver Segment or a Gold Segment with costs calculated on a by-product basis (by-product metal sales a credit to costs to produce the primary metal for that segment). Yamana reported production and costs in gold equivalent ounces ("GEO"), which is not directly comparable to the way in which Pan American reports its production and costs.
The guidance also incorporates the application of Pan American's accounting and reporting policies to the Acquired Operations, of which the most significant changes relate to re-allocating large portions of previously capitalized mine development to operating expenses, and re-categorizing certain capital expenditures (including exploration and tailings facility expansions) from project capital to sustaining capital. This re-categorization will result in higher all-in sustaining costs ("AISC"). Specifically, for the Acquired Operations in 2023, Pan American is providing project capital guidance for Jacobina only, where it will be invested to complete certain growth-related projects that were already underway prior to the closing of the transaction with Yamana and to initiate a comprehensive mine optimization study. For the remaining Acquired Operations, all capital expenditures are being classified as sustaining capital for the remainder of 2023.
The following estimates contain forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements and Information" at the end of this news release. Pan American may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year.

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2023 Production and Cost Forecast

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment:
La Colorada (Mexico)	5.5 - 5.9	3	14.00 - 15.50	17.00 - 18.50
Cerro Moro (Argentina)(2)	3.6 - 3.9	77 - 85	5.50 - 8.80	11.00 - 14.50
Huaron (Peru)	3.6 - 3.8	—	5.80 - 7.30	11.50 - 13.00
San Vicente (Bolivia)(3)	2.5 - 2.6	—	14.10 - 15.90	16.00 - 17.50
Manantial Espejo (Argentina)(4)	0.2	2	11.80 - 12.90	13.70 - 14.80
Total	15.4 - 16.4	82 - 90	10.00 - 12.00	14.00 - 16.00
Gold Segment:
Jacobina (Brazil)(2)	—	144 - 164	750 - 810	1,020 - 1,110
El Peñón (Chile)(2)	2.9 - 3.5	122 - 142	600 - 770	785 - 985
Timmins (Canada)	—	130 - 141	1,340 - 1,480	1,650 - 1,800
Shahuindo (Peru)	0.3	134 - 146	780 - 920	1,300 - 1,470
La Arena (Peru)	—	98 - 106	1,200 - 1,270	1,600 - 1,690
Minera Florida (Chile)(2)	0.2 - 0.3	62 - 74	1,340 - 1,430	1,700 - 1,850
Dolores (Mexico)	2.2 - 2.5	98 - 107	1,110 - 1,240	1,230 - 1,360
Total	5.6 - 6.6	788 - 880	975 - 1,100	1,275 - 1,425
12-months Pan American Original Assets Production(5)	14.3 - 15.3	465 - 505	n/a	n/a
9-months Acquired Operations Production(6)	6.7 - 7.7	405 - 465	n/a	n/a
Total Production	21.0 - 23.0	870 - 970	n/a	n/a
(1)AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on this measure. The AISC forecast assumes metal prices of $22.00/oz for silver, $1,850/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,100/tonne ($0.95/lb) for lead, and $8,000/tonne ($3.63/lb) for copper; and average annual exchange rates relative to 1 USD of 18.75 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 257.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.33 for the Canadian dollar ("CAD"), $800.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
(2)2023 production and AISC forecasts for Cerro Moro, Jacobina, El Peñón and Minera Florida reflects ownership for the nine- month period from March 31 to December 31, 2023.
(3)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4)Mining activities have been completed at Manantial Espejo and the operation was placed on care and maintenance at the end of 2022.
(5)Includes La Colorada, Huaron, San Vicente, Manantial Espejo, Timmins, Shahuindo, La Arena and Dolores mines.
(6)Reflects ownership of the Cerro Moro, Jacobina, El Peñón and Minera Florida mines for the nine-month period from March 31 to December 31, 2023.

2023 Consolidated Base Metal Production Forecast

	Zinc (kt)	Lead (kt)	Copper (kt)
Consolidated Production	41 - 45	18 - 21	5

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2023 Capital Expenditure Forecast

Expenditures ($ millions)
Sustaining Capital
La Colorada (Mexico)	15.0 - 16.0
Cerro Moro (Argentina)	20.0 - 21.0
Huaron (Peru)	17.0 - 18.0
San Vicente (Bolivia)	3.5 - 4.5
Jacobina (Brazil)	42.0 - 44.0
El Peñón (Chile)	25.5 - 26.5
Timmins (Canada)	41.0 - 43.0
Shahuindo (Peru)	72.0 - 74.0
La Arena (Peru)	38.0 - 40.0
Minera Florida (Chile)	24.0 - 25.0
Dolores (Mexico)	7.0 - 8.0
Sustaining Capital Sub-total	305.0 - 320.0
Project Capital
La Colorada Projects (Mexico)	16.0 - 18.0
Huaron Projects (Peru)	22.0 - 25.0
Timmins Projects (Canada)	11.0 - 13.0
Jacobina Projects (Brazil)	26.0 - 29.0
Project Capital Sub-total	75.0 - 85.0
Total Capital Expenditures	380.0 - 405.0

In 2023, Pan American plans to invest an estimated $75 to $85 million of project capital in the following projects.
•At Jacobina, $26 to $29 million of project capital will be invested during the nine-months of 2023 to stabilize the operation with the expansion underway, which involves upgrading plant facility infrastructure to sustain a gold recovery of about 96%.
•At La Colorada, $16 to $18 million of project capital will be invested in: continued exploration and in-fill drilling on the Skarn project; advancing engineering work towards a preliminary economic assessment for the Skarn project, which is expected to be released in the second half of 2023; and advancing construction of the concrete-lined ventilation shaft, which is expected to benefit both the long-term development of the Skarn project, as well as the current vein-system operation. We expect to complete the concrete-lined ventilation shaft by the end of 2023 and install and commission the high-capacity fans in mid-2024. The shaft is currently at a depth of 270 metres, with the final depth being 560 metres. Pan American assumes mining ore below reserve grades until this additional infrastructure for the ventilation system is commissioned.
•At Huaron, $22 to $25 million of project capital will be invested in advancing the construction of a tailings pressure filtration plant and a dry-stack tailings storage facility to replace the conventional tailings storage facility currently in operation. The project is expected to be completed in 2024 and operational thereafter.

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•At Timmins, $12 to $13 million of project capital will be invested in the construction of a paste fill plant at Bell Creek, which will improve backfill quality and availability for more effective ground support systems and to increase resource recovery and throughput.
General and Administrative and Greenfield Exploration Expenditures
In order to include ongoing adjustments, management intends to provide estimates for annual 2023 consolidated general and administrative expenses, greenfield exploration expenditures and care and maintenance spending as part of the unaudited financial results for the first quarter of 2023, scheduled to be released on May 10, 2023 after market close.
Strong Financial Position Post Completion of Yamana Acquisition
As at March 31, 2023, Pan American had cash and short-term investments of $513.1 million, inclusive of $204.7 million related to the MARA project in Argentina, and $425.0 million available under its $750.0 million revolving Sustainability-Linked Credit Facility.
Conference Call and Webcast
Date:            April 27, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-877-883-0383 (toll-free in Canada and the U.S.)
+1-412-902-6506 (international participants)
Conference ID:        9134520
Webcast:        https://edge.media-server.com/mmc/p/mk5c7bnu/
The live webcast and presentation slides will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American Silver's material mineral properties, please refer to Pan American Silver’s Annual Information Form dated February 22, 2023, filed at www.sedar.com, or Pan American Silver's most recent Form 40-F filed with the SEC. For further information about the Yamana material mineral properties, please refer to Yamana’s Annual Information Form dated March 29, 2023, filed at www.sedar.com or Yamana’s most recent Form 40-F filed with the SEC.
About Pan American
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NYSE and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
For more information about Pan American contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but

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do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
This news release should be read in conjunction with Pan American's Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2022, and Pan American's Annual Information Form for the year ended December 31, 2022. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, and estimates of current production levels that remain subject to verification and adjustment, including our estimated production of silver, gold and other metals forecasted for 2023, our estimated Cash Costs, AISC and expenditures in 2023; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations and complete any anticipated capital spending; whether Pan American is able to realize synergies as a result of the transaction with Yamana; ; the ability of Pan American to successfully complete any capital projects, including with respect to Jacobina, La Colorada, Huaron, and Timmins, and the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; and the future results of exploration activities, including with respect to the Skarn exploration program at La Colorada.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the extent of any impacts related to the COVID-19 pandemic; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and

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Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.